NEWS RELEASE

Augusta Provides Permitting Update on its Rosemont Copper Project

Denver, CO, January 23, 2012 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta”) is pleased to announce the completion of the public hearings on the draft EIS and to provide an update on the permitting process for its Rosemont Copper project.

USFS Environmental Impact Statement
The final public hearing on the Rosemont draft EIS was held on January 14, with a public comment submission deadline scheduled for January 18, 2012. The USFS Coronado National Forest has extended this comment submission period for the draft EIS from January 18, 2012 to January 31, 2012 due to a technical problem when their email server went down on January 18, 2012. The Coronado National Forest’s email inbox had rejected comments during the last hours available for submission of public comments. The Company supports this time extension to ensure that all comments can be received without technical difficulty. Work by the USFS continues unabated to analyze and answer comments as received. Augusta sees no material impact on the project’s schedule from this two week extension.

ACOE 404 Permit
The U.S. Army Corps of Engineers (ACOE) completed their 45-day public comment period for the draft Clean Water Act 404 permit on January 19, 2012. As part of the comment process, the U.S. Environmental Protection Agency (EPA), as an advisory agency, has submitted a letter to the ACOE identifying the Rosemont permit as a candidate for review by the EPA and ACOE headquarters. The letter was expected and typical of projects of this magnitude. The full environmental impact statement (EIS) of the Rosemont Copper project, under the lead of the U.S. Forest Service (USFS), includes extensive analysis and reviews conducted and completed by technical experts and the numerous Federal and State agencies that address the impact items listed in the EPA letter successfully and adequately.

The EPA letter to the ACOE identifies those subject areas that the EPA wishes to review in detail with the ACOE. The Rosemont team will continue to work with the ACOE and EPA team to ensure that the EPA’s questions are answered fully and that the project meets the Clean Water Act compliance standards. Although the EPA plays an important advisory role in the 404 permit application process, the agency does not actually issue a permit during this process, the permitting role is reserved for the ACOE.

Other Permits
The Arizona State Line Siting Committee issued its Certificate of Environmental Compatibility (CEC) to the Tucson Electric Power Company on December 19, 2011. The CEC specifies the selected route for the transmission line to the Rosemont Copper project, which runs parallel to the project’s water pipeline.

In addition, the ADEQ held a public hearing on January 5, 2012 and will complete their public comment period for the draft Aquifer Protection Permit on February 3, 2012.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

“We continue with our efforts to keep the Rosemont project on track and we are pleased with our progress as well as the tremendous support Rosemont has received from the public, local community groups, state trade and labor associations and the business community,” commented Gil Clausen, Augusta’s President and CEO. “The Rosemont Copper team has designed a modern, low impact mine. They have worked with the various agencies to ensure that our project complies with all legal requirements and that the permitting process progresses in a timely manner. We remain focused on that commitment and in keeping to our schedule to commence project construction in the third quarter of 2012.”

For a complete list of permits already received please visit Augusta’s website (www.augustaresource.com).

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2014 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 29, 2011. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com